Exhibit 99.1

Aphria Inc. Announces Net Cannabis Revenue Increases 65% From Prior Quarter and Fourth Consecutive Quarter of Positive Adjusted EBITDA

Reports Operating Income of $8.7 million
Adjusted EBITDA from Cannabis Operations of $6.0 Million Increased 78% from Prior Quarter
Cash Cost Per Gram Decreased to Below $1
Updates on COVID-19 Impact and Fiscal Year 2020 Guidance

LEAMINGTON, ON, April 14, 2020 /CNW/ - Aphria Inc., ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) a leading global cannabis company, today reported its financial results for the third quarter ended February 29, 2020. All amounts are expressed in Canadian dollars, unless otherwise noted and except for per gram, kilogram, kilogram equivalents, and per share amounts.

"We are proud of our sustained growth in Canada and continued expansion of our international capabilities," stated Irwin D. Simon, Chairman and Chief Executive Officer. "During this unprecedented time, the well-being of our employees, patients, consumers, partners and the communities we operate in is our primary focus. Our facilities, offices and patient care teams remain open and operational to continue to provide our patients and consumers with what we believe is best-in-class care and service with appropriate measures in place to protect the health and safety of employees. As we face uncertain times, I am proud of how the Aphria team has come together to navigate these uncharted waters. Going forward, we believe Aphria continues to be differentiated in the cannabis industry through our brands, cultivation expertise, high quality standards, cash position and balance sheet. We continue to focus on the highest return opportunities for growth and long-term value creation."

Key Operating Highlights

  Gross revenue for adult-use cannabis of $44.7 million in the third quarter, an increase of 54% from prior quarter and the 5th consecutive quarter of growth.
  Net cannabis revenue of $55.6 million in the third quarter, an increase of 65% from prior quarter.
  Net revenue of $144.4 million in the third quarter, an increase of 96% from prior year quarter and increase of 20% from prior quarter.
  Operating income of $8.7 million in the third quarter, compared to a loss of $9.6 million in the prior quarter.
  Net income of $5.7 million, or $0.02 per share, and adjusted EBITDA of $5.7 million in the third quarter.
  Adjusted EBITDA from cannabis operations of $6.0 million in the third quarter, an increase of 78% from the prior quarter.
  Ended third quarter with a strong balance sheet and liquidity, including $515.1 million of cash and cash equivalents, to fund planned Canadian and International growth.
  Received its European Union Good Manufacturing Practices ("EU GMP") certification, from the Malta Medicines Authority ("MMA") at the Company's subsidiary, ARA - Avanti Rx Analytics, as well as the GMP annex at the Company's Aphria One facility, allowing the Company to begin to supply medical cannabis across the European Union and bolstering the Company's international export capabilities.
  Equity raise of $100 million, further strengthening the balance sheet.

Subsequent Event

  Recognized for Executive Gender Diversity by Globe and Mail's inaugural Report on Business Women Lead Here list, an annual benchmark of executive gender diversity in corporate Canada.

Key Financial Highlights

(In thousands of Canadian dollars)

	Three months ended	Three months ended
	February 29, 2020	February 28, 2019
Net revenue	$144,424	$73,582
Gross profit	$59,575	$17,295
Adjusted cannabis gross profit [1]	$23,744	$5,808
Adjusted cannabis gross margin [1]	42.7%	36.3%
Adjusted distribution gross profit [1]	$11,397	$7,854
Adjusted distribution gross margin [1]	12.9%	13.6%
Net income (loss)	$5,697	($108,209)
Adjusted EBITDA [1]	$5,736	($14,435)

	Q3-2020	Q2-2020
Distribution revenue	$88,308	$86,442
Net cannabis revenue	$55,566	$33,708
Net revenue	$144,424	$120,600
Kilograms (or kilogram equivalents) sold [1]	14,014	7,062
Cash cost to produce dried cannabis / gram[1]	$0.93	$1.11
"All-in" cost of goods sold / gram[1]	$1.69	$1.98
Adjusted EBITDA from cannabis operations [1]	$6,031	$3,386
Adjusted EBITDA from businesses under development [1]	($2,859)	($3,547)
Adjusted EBITDA from distribution operations [1]	$2,564	$2,064
Cash and cash equivalents & marketable securities	$515,102	$497,694
Working capital	$746,572	$675,932
Capital and intangible asset expenditures -wholly-owned subsidiaries[1]	$23,839	$8,230

Net revenue for the three months ended February 29, 2020 was $144.4 million, an increase of 96% from $73.6 million in the same period last year. Third quarter fiscal 2020 net revenues were 20% higher when compared to the prior quarter net revenues of $120.6 million, largely due to an increase in net cannabis revenue from sales to provincial control boards. Net revenue included 8,171 kilogram equivalents sold for the adult-use market, 1,352 kilogram equivalents for medical cannabis sales and 4,491 kilogram equivalents sold in the wholesale market.

The average retail selling price of medical cannabis (exclusive of wholesale), before excise tax, decreased to $6.41 per gram in the quarter, compared to $8.16 in the prior quarter, primarily related to the implementation of a compassionate pricing policy in the quarter. The average selling price of adult-use cannabis, before excise tax, increased to $5.47 per gram in the quarter, compared to $5.22 per gram in the prior quarter, primarily as a result of a change in sales mix.

As previously disclosed, customer demand exceeded the Company's supply capabilities in the third quarter as a result of the timing of Aphria Diamond's license receipt and, as a short-term measure, the Company purchased wholesale product from other Licensed Producers to supplement its near-term supply capabilities. Wholesale product purchases resulted in a higher cost and less margin opportunity for those sales. During the quarter, sales of purchased cannabis accounted for $20.2 million, with gross profit of $5.1 million and a gross margin of 25.2%.  If the Company had been able to utilize cannabis it had grown, at the "all-in" cost of sales of dried cannabis per gram reported this quarter, the Company would have reported an additional $7.6 million of gross margin and adjusted EBITDA2.

Cannabis gross profit for the third quarter was $23.7 million, with a cannabis gross margin of 42.7%, compared to $19.1 million with a cannabis gross margin of 56.6% in the prior quarter. The decrease in cannabis gross margin was primarily due to the sale of cannabis that was purchased from another wholesaler and the sale of wholesale cannabis.

Distribution gross profit for the third quarter was $11.4 million, with a distribution gross margin of 12.9%, compared to $11.0 million with a distribution gross margin of 12.7% in the prior quarter.

Selling, general, and administrative costs in the quarter increased to $50.9 million from $49.2 million in the prior quarter, and decreased from $106.6 million in the prior year. The increase from the prior quarter is mainly related to a $1.8 million increase in transaction costs and an increase in headcounts at all levels of the organization as the Company transitions to an annual cultivation capacity of up to 255,000 kgs. These increases were partially offset by a decrease in share-based compensation of $2.4 million.

Net income for the third quarter of fiscal 2020 was $5.7 million, or $0.02 per share, compared to a net loss of $7.9 million, or loss of $0.03 per share in the prior quarter, and net loss of $108.2 million, or loss of $0.43 per share for the same period last year.

Adjusted EBITDA increased by $3.8 million to $5.7 million for the third quarter compared to $1.9 million in the prior quarter. Adjusted EBITDA from cannabis operations for the third quarter was $6.0 million compared to $3.4 million in the prior quarter. The adjusted EBITDA loss from businesses under development for the third quarter was $2.9 million compared to a loss of $3.5 million in the prior quarter. Adjusted EBITDA from distribution operations for the third quarter was $2.6 million, compared to $2.1 million the prior quarter.

The Company ended the third quarter with a strong balance sheet, including $515.1 million of cash and cash equivalents.

Coronavirus ("COVID-19") Pandemic, Its Impact and Influence on Aphria's Guidance3

The pandemic and its impact on the economy is constantly evolving and presents too many variables and contingencies to accurately forecast the Company's fourth quarter results. For instance any one of the following could have material impacts on Aphria's anticipated fourth quarter revenue levels: (i) the United Kingdom government, or any EU government of a country that materially supplies CC Pharma, closes its border to exports; (ii) either the Alberta or Ontario government implements a more restrictive 'shelter in place program' or materially adjusts its anticipated sales orders; (iii) current 'pantry loading' sales levels in Quebec reverse to pre-pandemic sales levels; (iv) the Alberta, Ontario or Quebec government eliminate or scale-back delivery methods for retail sales as part of a stronger 'shelter in place program'; (v) the Company's Leamington or Densborn facilities face greater than current levels of employee absences reasons related to COVID-19; and/or (vi) the Company's supply chain partners materially increase their prices or experience unanticipated material disruptions to their business or chose to implement policy changes affecting Aphria in light of 'shelter in place programs'. Without clarity on the Company's expected revenue levels, it is improbable to accurately forecast EBITDA levels on these revised revenue levels. For all of the factors surrounding the growing uncertainty and the near-term financial impact of the pandemic, the Company is suspending its previously announced guidance for revenue, of $575 million to $625 million, and adjusted EBITDA, of $35 million to $42 million, for fiscal 2020. The Company intends to re-instate its annual guidance once the pandemic stabilizes, which may not be until a point in the Company's Fiscal 2021 year.

Conference Call

Aphria executives will host a conference call to discuss these results today at 9:00 am Eastern Time. To listen to the live call, dial (888) 231-8191 from Canada and the U.S. or (647) 427-7450 from International locations and use the passcode 8021229. A telephone replay will be available approximately two hours after the call concludes through April 29, 2020. To access the recording dial (855)-859-2056 and use the passcode 8021229.

There will also be a simultaneous, live webcast available on the Investors section of Aphria's website at aphriainc.com. The webcast will be archived for 30 days.

We Have A Good Thing Growing.

About Aphria

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking information or forward-looking statements (together, "forward-looking statements") under applicable securities laws and are expressly qualified by this cautionary statement. Any information or statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this news release with regards to Aphria's market position, ability to generate consistent growth, net revenue and adjusted EBITDA and ability to re-instate guidance. The Company uses words such as "forecast", "future", "should", "could", "enable", "potential", "contemplate", "believe", "anticipate", "estimate", "plan", "expect", "intend", "may", "project", "will", "would" and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this news release. Forward-looking statements reflect management's current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, risks associated with COVID-19 nationally and globally which could have a material adverse impact on Aphria's business, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores; general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis or otherwise affecting Aphria's business or its consumers generally; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally; income tax and regulatory matters, including delays in the issuance of licenses; the sale and distribution of vapes; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; safety of derivative cannabis products; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should consider as other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and under the heading "Industry Trends and Risks" in Aphria's Management's Discussion and Analysis for the three and nine months ended February 29, 2020, each available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.  Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

The schedule below is an excerpt of Aphria Inc.'s financial statements prepared on a basis consistent with IFRS for the three and nine months ended on February 29, 2020 and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This schedule does not contain all of the information in Aphria Inc.'s financial statements that is important to you. You should read the financial statements and Management's Discussion and Analysis carefully to obtain a comprehensive understanding of Aphria Inc.'s financial statements and notes thereto under IFRS and related information.

Aphria Inc.
Consolidated Statements of Income and Comprehensive Income
(In thousands of Canadian dollars, except share and per share amounts)

		For the three months ended February 29,		For the nine months ended February 29,
	Note	2020	2019	2020	2019
Revenue from cannabis products		$ 64,424	$ 18,407	$ 139,275	$ 55,077
Distribution revenue		88,308	57,599	270,077	58,745
Insurance recovery		550	--	1,000	--
Excise taxes		(8,858)	(2,424)	(19,216)	(5,280)

Net revenue		144,424	73,582	391,136	108,542

Production costs	5	16,707	10,471	46,055	25,705
Cost of cannabis purchased		15,115	--	15,850	--
Cost of goods purchased		76,911	49,745	235,498	50,856

Gross profit before fair value adjustments		35,691	13,366	93,733	31,981

Fair value adjustment on sale of inventory	5	16,383	5,542	36,060	18,075
Fair value adjustment on growth of biological assets	6	(40,267)	(9,471)	(86,912)	(23,136)

Gross profit		59,575	17,295	144,585	37,042
Operating expenses:
General and administrative	23	27,920	22,434	72,301	43,561
Share-based compensation	24	5,126	14,300	17,645	22,996
Marketing and promotion		4,185	6,241	16,611	18,918
Selling		5,089	707	12,731	1,107
Amortization		5,352	3,665	16,256	9,556
Research and development		710	223	1,992	1,097
Impairment		--	58,039	--	58,039
Transaction costs		2,478	942	3,904	2,930
		50,860	106,551	141,440	158,204

Operating income (loss)		8,715	(89,256)	3,145	(121,162)

Finance income (expense), net	25	(7,352)	3,579	(17,615)	9,493
Non-operating income, net	26	9,848	(33,995)	34,719	79,811

Income (loss) before income taxes		11,211	(119,672)	20,249	(31,858)

Income taxes (recovery)	15	5,514	(11,463)	6,040	401
Net income (loss)		5,697	(108,209)	14,209	(32,259)

Other comprehensive income (loss)
Other comprehensive income (loss)		(734)	(61)	(2,729)	(61)
Comprehensive income (loss)		$ 4,963	$ (108,270)	$ 11,480	$ (32,320)

Total comprehensive income (loss) is attributable to:
Shareholders of Aphria Inc.		5,893	(107,886)	12,944	(31,529)
Non-controlling interest	22	(930)	(384)	(1,464)	(791)
		$ 4,963	$ (108,270)	$ 11,480	$ (32,320)

Weighted average number of common shares - basic		257,517,234	250,149,598	253,477,710	240,106,147
Weighted average number of common shares - diluted		257,955,708	250,149,598	254,010,666	240,106,147

Earnings (loss) per share - basic	28	$ 0.02	$ (0.43)	$ 0.06	$ (0.13)
Earnings (loss) per share - diluted	28	$ 0.02	$ (0.43)	$ 0.06	$ (0.13)

Aphria Inc.
Consolidated Statements of Financial Position
(In thousands of Canadian dollars)

	Note	February 29, 2020	May 31, 2019
Assets
Current assets
Cash and cash equivalents		$ 515,102	$ 550,797
Marketable securities		--	20,199
Accounts receivable		78,894	25,488
Prepaids and other current assets	4	33,336	23,391
Inventory	5	225,832	91,529
Biological assets	6	33,858	18,725
Promissory notes receivable	14	27,145	39,200
Current portion of convertible notes receivable	11	10,459	11,500
		924,626	780,829
Capital assets	8	589,615	503,898
Intangible assets	9	382,440	392,056
Convertible notes receivable	11	4,198	20,730
Interest in equity investees	12	--	9,311
Long-term investments	13	31,496	64,922
Goodwill	10	669,722	669,846
		$ 2,602,097	$ 2,441,592
Liabilities
Current liabilities
Bank indebtedness	16	$ 6,948	$ --
Accounts payable and accrued liabilities		137,168	105,813
Income taxes payable		2,880	2,722
Deferred revenue		23,569	23,678
Current portion of lease liabilities	3	1,171	--
Current portion of long-term debt	17	6,318	6,332
		178,054	138,545
Long-term liabilities
Lease liabilities	3	5,128	--
Long-term debt	17	130,617	60,895
Convertible debentures	18	334,936	421,366
Deferred tax liability	15	89,237	87,633
		737,972	708,439
Shareholders' equity
Share capital	19	1,767,138	1,655,273
Warrants	20	360	1,336
Share-based payment reserve		43,163	36,151
Accumulated other comprehensive loss		(2,848)	(119)
Non-controlling interest	22	27,027	28,409
Retained earnings		29,285	12,103
		1,864,125	1,733,153
		$ 2,602,097	$ 2,441,592

	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
Net income (loss)	$ 5,697	$ (108,209)	$ 14,209	$ (32,259)
Income taxes (recovery)	5,514	(11,463)	6,040	401
Finance (income) expense, net	7,352	(3,579)	17,615	(9,493)
Non-operating (income) loss	(9,848)	33,995	(34,719)	(79,811)
Amortization	13,301	5,469	34,832	14,329
Share-based compensation	5,126	14,300	17,645	22,996
Fair value adjustment on sale of inventory	16,383	5,542	36,060	18,075
Fair value adjustment on growth of biological assets	(40,267)	(9,471)	(86,912)	(23,136)
Impairment	--	58,039	--	58,039
Transaction costs	2,478	942	3,904	2,930
Adjusted EBITDA from businesses under development	2,859	3,327	10,640	6,463
Adjusted EBITDA from distribution operations	(2,564)	130	(8,568)	130
Adjusted EBITDA from cannabis operations	$ 6,031	$ (10,978)	$ 10,746	$ (21,336)

	For the three months ended February 29,		For the nine months ended February 29,
	2020	2019	2020	2019
Adjusted EBITDA from cannabis operations	$ 6,031	$ (10,978)	$ 10,746	$ (21,336)
Adjusted EBITDA from businesses under development	(2,859)	(3,327)	(10,640)	(6,463)
Adjusted EBITDA from distribution operations	2,564	(130)	8,568	(130)
Adjusted EBITDA	$ 5,736	$ (14,435)	$ 8,674	$ (27,929)

[1]	In this press release, reference is made to cannabis gross profit, cannabis gross margin, distribution gross profit, distribution gross margin, adjusted EBITDA, adjusted EBITDA from cannabis operations, adjusted EBITDA from distribution operations, adjusted EBITDA from businesses under development, gram equivalents, cash costs to produce dried cannabis per gram, "all-in" cost of sales of dried cannabis per gram and capital and intangible asset expenditures – wholly-owned subsidiaries, which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company's Management's Discussion and Analysis for the three and nine months ended February 29, 2020, filed on SEDAR and EDGAR.
[2]	If the Company had cultivated the cannabis purchased, the actual "all-in" cost of sales of dried cannabis per gram may have been different.
[3]	For additional reference of COVID-19 issues impacting the Company, refer to the Company's management discussion and analysis for the three and nine months ended February 29, 2020.

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For further information: For media inquiries please contact: Tamara Macgregor, Chief Corporate Affairs Officer, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 21:00e 14-APR-20